Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On September 26, 2011, Exelon sent the following communication to its employees regarding the merger integration process.

Exelon-Constellation Merger

Frequently Asked Questions

September 26, 2011

General

1.	Why is Constellation trying to sell energy to PECO and ComEd customers?

A: Constellation is a separate company that has a large, successful business selling energy to residential and commercial customers in 44 states and the District of Columbia; that business is particularly attractive to Exelon and will continue to operate under the Constellation brand once the merger closes. Since both Pennsylvania and Illinois allow customers to shop for their electricity supplier (separate from their delivery company, which doesn’t change), Constellation is one of many companies offering energy supply in the PECO and ComEd service territories, and is doing so completely independent of the ongoing merger activity . Exelon Energy, a competitive energy supplier, sells electricity to commercial and industrial businesses and Illinois and Pennsylvania.

In addition, from a practical point of view, our utilities are financially indifferent to their customers’ choice of energy supplier and fully support competitive markets.

2.	Once the merger closes, Constellation will be competing to sell electricity to ComEd and PECO customers, potentially cheaper than the utilities themselves. Why can’t all of the Exelon companies provide a cheaper rate?

A. ComEd and PECO purchase power in the market in blocks at different times to fulfill customer demand. These purchases are at different prices over time as the price of electricity fluctuates in the market. Therefore, the prices that ComEd and PECO charge at any point in time are average prices of their collective power purchases and may be higher or lower than the prices then available in the spot market.]

3.	To what extent is the merger going to place value on keeping jobs in the U.S. in lieu of outsourcing off-shore, even though it costs more to employ U.S. citizens?

A: The managed hiring process that Exelon and Constellation put in place at the start of this process in the spring was designed to preserve as many positions for current employees of both companies as possible. The companies are committed to strong, growing local workforces in the communities they serve, and at this point we do not anticipate offshore outsourcing will play a role in our cost savings efforts.

4.	Who is responsible for all the recent local advertising for Constellation Energy (i.e. White Sox Park, expressway billboards)?

A: Constellation is a separate company and continues to operate business-as-usual to market its services to customers in the Chicago area; the stadium and billboard advertising are part of Constellation’s ongoing retail marketing strategy and are completely unrelated to the ongoing merger activities.

5.	I read recently in Crain’s Chicago Business that Warren Buffet was interested in Exelon. I know Mr. Buffet’s company put a bid in on Constellation some years back and Constellation’s board rejected the offer. My question is, could this have an effect on the merger between Constellation and Exelon? Is this something that Exelon would possibly consider?

A: It is our standard policy not to comment on the potential for investments by or in Exelon or their potential impact on the company’s current or future activities. Our focus right now is on managing the merger-related regulatory process and preparing the companies to merge, while maintaining safe, reliable operations throughout both companies.

Integration

1.	Is there a team dedicated to reviewing subscriptions? We are looking into paying for access to Platts UDI data electronically, and would like to know if EXC already has this.

A: Exelon has taken steps in the past few years to eliminate redundant subscriptions to various publications and information services to reduce costs, and while we will make sure employees have the information necessary to do their jobs, we will be looking at areas like this one to help meet our synergy targets. Employees should check with their supervisors to determine whether ordering a subscription is necessary and/or figure out whether the resource already exists within Exelon.

2.	How can I be involved in the merger integration efforts?

A: For both companies, the most important thing right now is to continue safe, reliable operations and to make sure that our focus on customers stays front-and-center. That said, as the merger integration efforts continue, more individuals from both companies are being asked to help make sure that the combined company is ready to operate successfully when the merger closes. If you have ideas or want to help, please speak with your manager.

HR/Benefits

1.	Will service time in Constellation and in Exelon be combined in the merger? For instance, will a person with five years at Constellation and five years at Exelon be set to 10 years of Exelon service time for accrual of vacation, benefits, etc.?

A: Yes. Years worked at both companies will be considered when accounting for total years of service once the companies are merged.

2.	Will there be an early out offered to BGE employees after a completed merger?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees in a timely manner.

3.	Will the current CEG pension plan be maintained in its current form post merger?

A: During the design phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. These programs will be communicated to employees in a timely manner.

4.	What will the moving package look like for Power Team or BSC embedded employees who will be relocated to Baltimore?

A: Exelon has a standard relocation package for employees who are asked to move. Whether there are any changes made to the standard package will be decided during the Design Phase that is currently underway.

Nuclear

1.	Currently Outage Services East does the refueling prep and work on the refuel floor for the current Exelon East nuclear plants. Will Outage Services take on CENG plants for the outage services maintenance on the refuel floor? If so, is Exelon planning to expand Outage Services to include these plants?

A. Constellation’s nuclear power plants are owned and operated by Constellation Energy Nuclear Group, a joint venture with EDF. While Exelon will own Constellation’s share in the joint venture once the merger closes, CENG and its plants are not currently part of the companies’ merger integration activities.

2.	With the new EPA enforcement of the Clean Air Act and the need for sustainable, low-carbon energy, is the merger between Exelon and Constellation going to act on new nuclear reactor(s) at any of the existing sites, and how will Constellation’s previous partnership with UniStar Nuclear application submittal be affected?

A: Constellation is no longer a partner in the UniStar joint venture that is pursuing the construction of new nuclear units. Generally speaking, Exelon’s view is that nuclear energy must be part of the nation’s long-term transition to cleaner energy generation, but the combination of persistently low power prices and low demand growth for electricity mean that the economics are not right for a new nuclear build. Exelon is interested in preserving options to build new nuclear plants when economic and other conditions are right.

Nuclear, continued

3.	In Exelon Nuclear, we work with industry peers to provide perspective and participate in self assessments and benchmarking activities. Is it permissible to have CENG participate in these assessments to the same degree we would have a peer from Entergy?

A: CENG is a separate company, and Exelon has technical and other arrangements with other nuclear providers that will continue through and after the close of the merger. Employees should work through their supervisor to determine the appropriate industry peer for assessment and benchmarking activities.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.